Exhibit 99.1

LEISHEN ENERGY HOLDING CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square,

Unit 15B10, Chaoyang District, Beijing, China

NOTICE OF ANNUAL GENERAL MEETING

to be held on January 29, 2026 Beijing Time

NOTICE IS HEREBY GIVEN that an annual general meeting (“Meeting”) of LEISHEN ENERGY HOLDING CO., LTD. (the “Company”) will be held at the offices of the Company located at No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China, and virtually via Zoom at https://us04web.zoom.us/j/76833893679?pwd=6asn8qJVOGzBllLd4Gx85CJdCW6Tix.1 (Meeting ID: 768 3389 3679; Passcode: 4GusQR), on January 29, 2026 at 9:00 p.m., Beijing Time (January 29, 2026 at 8:00 a.m., Eastern Time) for the purpose of considering and voting upon the following proposals:

Proposal No. 1: By ordinary resolution, to re-appoint Hongqi Li, Hongliang Li, Lufeng Cheng and Jingping Sun as directors, and to elect Bin Dong as an independent director, each by separate ordinary resolution.

Proposal No. 2: By ordinary resolutions, to re-appoint Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2026; to ratify the appointment of Wei Wei as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2025; and to authorize the board of directors of the Company (the “Board of Directors”) to determine their compensation;

Proposal No. 3: To approve, by special resolution, the correction of the Company’s authorized share capital and the related amendments to the Company’s memorandum and articles of association.

Proposal No. 4: By an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 3 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The proxy statement is also available for viewing at https://www.transhare.com/leishen.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their shares will be voted are required to vote in accordance to the voting instruction (contained in this notice of the Meeting). The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on January 14, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

Holders of our shares as of the Record Date are cordially invited to attend the Meeting in person. Your vote is important. If you cannot attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Meeting to ensure your representation at such meeting.

By Order of the Board of Directors,
Hongqi Li
Chairman of the Board of Directors
Dated: January 19, 2026